Filed by KKR Financial Holdings LLC

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: KKR Financial Holdings LLC

Commission File No.: 001-33437

Commission File No. for Registration Statement

on Form S-4: 333-193359

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JANUARY 31, 2014 / 02:00PM  GMT, KFN - Q4 2013 KKR Financial Holdings LLC Earnings Conference Call

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

KFN - Q4 2013 KKR Financial Holdings LLC Earnings Conference Call

EVENT DATE/TIME: JANUARY 31, 2014 / 02:00PM  GMT

CORPORATE PARTICIPANTS

Pam Tholen KKR Financial Holdings LLC - IR

Mike McFerran KKR Financial Holdings LLC - COO & CFO

Craig Farr KKR Financial Holdings LLC - CEO

CONFERENCE CALL PARTICIPANTS

Daniel Furtado Jefferies & Company - Analyst

Charles Nabhan Wells Fargo Securities - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the KKR Financial Holdings LLC fourth-quarter 2013 earnings conference call.

(Operator Instructions)

As a reminder, this conference call is being recorded. I would now like to introduce your host for today’s conference, Pam Tholen, head of Investor Relations. Ma’am, you may begin.

Pam Tholen  - KKR Financial Holdings LLC - IR

Thank you, Operator. Welcome to our fourth-quarter 2013 earnings call. I am joined this morning by Craig Farr, our CEO; and Mike McFerran, our COO and CFO.

As a reminder, we will be discussing forward-looking statements on today’s call, which do not guarantee future events or performance, and are subject to substantial risks that are described in greater detail, both in our SEC filings and in the supplemental information presentation posted to our website. Actual results may vary materially from today’s statements. Any non-GAAP measures we reference are reconciled to GAAP figures in our supplement.

I will start the call off with fourth-quarter performance highlights and a quick update on the acquisition by KKR that we announced on December 16. Then, Mike will give you more detail on our results, and Craig will go over progress against the goals we laid out last quarter.

This morning, we reported fourth-quarter net income available to common shareholders of $62 million, or $0.30 per diluted common share. This compares to $33 million, or $0.16 per diluted common share, for Q3. The increase was driven primarily by a higher level of gains on investments in a quarter where we saw rallies in both credit and equity markets.

We ended the year with book value per common share of $10.58, up from $10.42 at September 30. And, in connection with these results, our Board of Directors declared a cash distribution of $0.22 per common share for the fourth quarter, which is consistent with the third quarter. The distribution is payable on February 27 to common shareholders of record as of February 13.

Before I hand things over to Mike, I want to touch quickly on the transaction that we announced with KKR. As you will recall, based on the unanimous recommendation of an independent transaction committee, our Board approved KKR’s acquisition of KFN for 0.51 KKR common units per KFN common share. The transaction is still subject to approval by a majority of KFN common shares, as well as satisfaction of various other closing conditions, including customary regulatory approval.

On January 15, KKR filed a preliminary S-4 registration statement with the SEC. The S-4 is currently under review and has not yet become effective, so unfortunately we’re limited in terms of questions we have we can answer at the moment. With that said, we are working to hold a shareholders meeting as soon as possible.

We urge you to read the proxy statement and the prospectus included in the S-4, as well as any other relevant materials that we or KKR file, because they will contain important information regarding the transaction. I will now pass it to Mike.

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

Thank you, Pam. And thank you, everyone, for joining our call this morning.

As Pam mentioned, we generated $62 million of net income to common shareholders for the fourth quarter, which implies an annualized return on equity of over 11% for the quarter. This compares with $33 million, or 6% return on equity, for the third quarter. This quarter-over-quarter improvement in earnings was primarily driven by a $27 million increase in other income, nearly all from net investment gains.

For the third quarter, net investment gains totaled only $6 million. In contrast, for the fourth quarter, they were $32 million, as strong equity and credit market performance drove unrealized, and to a lesser extent, realized gains. While investment gains will inherently be lumpy from quarter to quarter, as we have talked about in the past, on average, we would expect them to be somewhere between these last two quarters’ results, given our current portfolio mix.

Included in our $32 million of net investment gains is a $10 million charge against certain of our natural resources properties. We took an impairment due to a combination of unfavorable pricing in one asset and uneconomic wells in another, but it doesn’t compromise our general outlook for the remainder of the assets in the strategy.

With respect to top-line results, total revenues increased quarter over quarter by 8%, from $129 million to $140 million. This was primarily driven by a few items.

First, we received $4 million in dividends from certain mezzanine and private equity holdings. These tend to be nonrecurring. Second, interest income increased $4 million. This was driven primarily from higher coupon income on our loan portfolio, which grew about 5% since the third quarter. Finally, oil and gas revenue increased $3 million quarter over quarter.

The improvements in revenues and other income were partly offset by expenses, both investment related and operating. On the investment side, we added $12 million to our allowance for loan losses.

This was driven by two factors. First, two of our impaired loan positions, Longview Power and LodgeNet, declined in price during the quarter. This increased the allocated components of our allowance, since we have a specific reserve against both of these.

Second, our loans-held-for-investment portfolio increased in size by $278 million, or approximately 5%, as we previously mentioned. Our total allowance for loan loss at year end, as a percentage of our held-for-investment portfolio, remains constant to what it was at the third quarter at 3.6%.

Next, cash results. On a cash basis, we generated $0.17 of run rate and $0.25 of total net cash earnings per common share for the fourth quarter.

As you will see in our supplement, we have also shown a pro-forma version of these figures on page 34, which vary in how they recognize cash from our development-focused, natural-resource assets. Our historical approach uses GAAP DD&A to determine cost recovery, with any excess in cash received above the DD&A amount being attributable to cash income.

The pro-forma number includes, on the other hand, cost recovery based on total proved reserves, which GAAP DD&A doesn’t entirely capture for these development assets. On this basis, run-rate cash earnings were $0.19 per common share and total net cash earnings were $0.27 per common share. We think this alternative method provides a more consistent way of looking at our equity amortization across all of our sub-strategies, especially as development assets have become a bigger part of the portfolio.

In terms of deployment, we had a very active fourth quarter, which Craig will discuss in a moment. In addition to cash on hand, we have funded this in a few ways.

We sold certain rate and notes in our 2007-1 and 2007-A CLOs for $94 million of proceeds. We also drew $75 million of the $150 million available under our revolving credit facility to bridge timing differences of asset funding and realizations.

We ended the quarter with $157 million of unrestricted cash, all of which was committed to opportunities we expect to fund in the coming months. With that, I am going to hand this to Craig.

Craig Farr  - KKR Financial Holdings LLC - CEO

Thanks, Mike. Overall, we are pleased with the fourth quarter, as we followed through with some of our key objectives. We laid those out in our third-quarter call.

First, we wanted to simplify our portfolio by narrowing future capital commitments to three strategies from six. And second, we really wanted to increase our capital deployment, in particular cash-yielding strategies like CLOs. We felt this would help us grow our cash EPS over time, which we have heard from all of you is, obviously, a key objective. And, our activity in the fourth quarter was consistent with those priorities.

In the fourth quarter, alone, we deployed or committed more than $420 million across our strategies. That’s net of turnover in our special situations portfolio. Over $350 million of this was deployed during the quarter and about $240 million of that went to those three core strategies: CLOs, specialty lending, opportunistic credit. While we continue to fund our historical commitments to non-core strategies, such as real estate and natural resources, as Mike just went through, we’re continuing to emphasize migrating our capital to areas where we believe KFN’s differentiated capital base is especially advantageous.

Let’s look at those three core areas. In CLOs, we mentioned increasing our exposure by tapping three sources: KKR CLOs; third-party CLOs, a new area for us; and then, Avoca CLOs. While KKR has not completed the Avoca acquisition yet, we did execute in those first two areas. We priced a new CLO in late December, CLO 2013-2, which just closed last week. This was a $384 million deal, with $45 million of sub notes, all of which KFN retained.

We also participated in our first third-party-controlled deal, where we acquired approximately $30 million of subordinating notes and a new CLO, managed by Sound Point. Sound Point is an affiliate of Stone Point, who we all know well through our joint venture with KKR at MerchCap Solutions.

Additionally, we added to our position in our own 2012-1 transaction by buying more of the sub notes in the secondary market. We had only bought 52% of those at issuance.

On the specialty lending side, we continue to see opportunities financing long-duration, hard assets. You are all witnessing the regulatory environment for banks where they are being forced to focus on appropriately short-lived, more liquid assets. And, we funded an additional $32 million of our $150 million commitment to Maritime Finance Company.

We also executed on two more of these specialty lending opportunities in the fourth quarter. First, as many of you saw from our press release a few weeks ago, we committed $105 million to LCI Helicopters to help expand their global helicopter leasing business, partnering with Libra Group.

We funded $50 million in the fourth quarter. We are very excited about the opportunity there. We believe it’s an underpenetrated market in leasing, and we continue to be focused, again, on those types of opportunities.

And then, we committed $20 million to a business called Battery Point Financial, of which we funded $2.5 million in the fourth quarter. This is a new entity focused on acquiring a portfolio of contract for deed, which is a form of non-mortgage home financing, that we believe offers attractive risk adjusted returns. Similar to Maritime Finance, we have taken an equity interest in both these companies, and we expect these to generate regular distribution for us, over time, as their portfolios are ramped.

Then, lastly, opportunistic credit business continues to be an exciting area, which includes mezzanine and special situations. We deployed $80 million net of proceeds from sales during the quarter, and we committed another $28 million that we expect to fund shortly.

As we have been saying, we continue to believe the illiquidity premium associated with these private credit transactions is attractive for all of you as shareholders. The remainder of our deployment in the fourth quarter was to legacy commitments and to our non-core strategies.

We have made good progress on our objectives since we last spoke. We are going to continue to focus on the best risk-adjusted returns, the high-yielding opportunities, where our capital is most valuable. Thank you very much for joining us, and we’re happy to take any question you have.

QUESTION AND ANSWER

Operator

(Operator Instructions) Our first question comes from Daniel Furtado of Jefferies. Your line is now open.

Daniel Furtado  - Jefferies & Company - Analyst

Good morning, everybody. Thank you for the opportunity.

Craig Farr  - KKR Financial Holdings LLC - CEO

Hi, Daniel.

Daniel Furtado  - Jefferies & Company - Analyst

Just two or three real quick questions. The first was the fall in the interest expense to affiliates. I assume that’s some CLO redemption that’s driving that, but not sure?

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

Yes, to affiliates you have to really look at interest expense to affiliates with just interest expense on the CLO notes. If any affiliates no longer own the notes and third parties do, then it’s just a re-class between those line items.

Daniel Furtado  - Jefferies & Company - Analyst

Understood. That’s what I figured. And then, the second question is just on the run-rate slide for the bank loans and high yield. It looks like it came in pretty materially from quarter to quarter. Is that just some noise, or how should I think about that delta there?

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

Actually, I’m just grabbing that slide now, Daniel. Let me take a look at it.

Daniel Furtado  - Jefferies & Company - Analyst

Sure, and while you’re looking at that, Mike, if I could throw my last one in there — some update — I get it on the helicopter play and the illiquidity premium, but in terms of Maritime Finance, specifically, in that space, do you still see that as attractive as you did when you initially got into the business?

Craig Farr  - KKR Financial Holdings LLC - CEO

We do, Daniel, it’s Craig. I think, like every asset class, there’s no question that yields are starting to, obviously, come down. And, every single class [had a lot more] capital in the market. But, the team has found, especially in the area they’re looking at given the size of these loans and rates, that they’re able to play above a lot of the market and are really still sourcing really interesting opportunities.

Daniel Furtado  - Jefferies & Company - Analyst

Great. Thank you for the color there, Craig.

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

And Daniel, on the interest-income point, the run rate of the bank yield [loan trend] is actually expanding. What you’re really seeing is the timing of deployment versus when we actually start receiving revenues from that.

Daniel Furtado  - Jefferies & Company - Analyst

Okay.

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

As Craig talked about, some of the transactions we did, were really at the end of the quarter. We’ll see the benefit of those in our [earnings] statement in Q1.

Daniel Furtado  - Jefferies & Company - Analyst

Okay.

Craig Farr  - KKR Financial Holdings LLC - CEO

If anything, we’ve probably counteracted some of that compression through the CLO issuance and some of the other credit strategies, Daniel, so I think that’s exactly what we’re trying to offset. And, going forward, as Mike said, we’re feeling better about where that’s trending.

Daniel Furtado  - Jefferies & Company - Analyst

Great. Thank you for the color everybody. I appreciate it.

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

Thanks, Daniel.

Craig Farr  - KKR Financial Holdings LLC - CEO

Thank you.

Operator

(Operator Instructions)

Our next question comes from Charles Nabhan of Wells Fargo. Your line is now open.

Charles Nabhan  - Wells Fargo Securities - Analyst

Good morning, and thank you for taking my question. You had mentioned $157 million in unrestricted cash, which is expected to fund in the future, but you obviously have some other financing sources. I was wondering what — could you give us a sense for what your total investment commitments are at this point? I’m assuming it’s above that $157 million?

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

You know, unfunded it’s actually about that amount. Today, we view ourselves as fully deployed, and while there’s always a little bit of timing between when you monetize certain positions and when you deploy capital to others, I’d say our unfunded commitments are about that amount.

Charles Nabhan  - Wells Fargo Securities - Analyst

And, if I could just ask a quick follow up. I know you mentioned the investments during the quarter. If I could recap, you said it was $350 million during the fourth quarter and $50 million subsequent to that, is that correct?

Mike McFerran  - KKR Financial Holdings LLC - COO & CFO

Yes.

Charles Nabhan  - Wells Fargo Securities - Analyst

Okay. Great. Thank you.

Operator

(Operator Instructions)

At this time, I’m not showing any further questions. I’d like to turn the call back to management for any further remarks.

Pam Tholen  - KKR Financial Holdings LLC - IR

I think we’re all set for now. Thank you very much, Operator.

Craig Farr  - KKR Financial Holdings LLC - CEO

Thanks for joining the call.

Pam Tholen  - KKR Financial Holdings LLC - IR

Thanks, everyone.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. That does conclude today’s program. You may all disconnect. Everyone, have a wonderful day.

DISCLAIMER

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

Additional Information Related to KFN’s Proposed Merger with KKR & Co. L.P.

In connection with the proposed transaction, KKR has filed a registration statement on Form S-4 that includes a proxy statement/prospectus of KFN. The registration statement has not yet become effective.  Following the registration statement having been declared effective by the SEC, KKR and KFN plan to file with the SEC, and KFN plans to mail to its shareholders, a definitive proxy statement/prospectus in connection with the transaction.  KKR also plans to file other relevant materials with the SEC.  Shareholders of KFN are urged to read the proxy statement/prospectus contained in the registration statement and other relevant materials filed or to be filed by KKR or KFN when they become available, because these materials contain or will contain important information about the proposed transaction.  These materials will be made available to the shareholders of KFN at no expense to them.  The registration statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KFN at http://ir.kkr.com/kfn_ir/kfn_sec.cfm or by e-mailing kfn.ir@kkr.com.  You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction.  Information regarding KFN’s directors and executive officers is available in KFN’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013.  Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013.  Additional information regarding the interests of such potential participants in the proposed transaction will be included in the definitive proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

Forward-Looking Statements

Some of the matters discussed in this document may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.  The forward-looking statements are based on KFN’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it.  These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KFN or are within either of their control.  The following factors, among others, could cause actual results to vary from the forward-looking statements:  the ability of the parties to satisfy the conditions precedent and consummate the proposed merger of KKR and KFN, the timing of consummation of the proposed merger, the ability of the parties to secure any required shareholder or regulatory approvals in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, risks related to disruption of management’s attention due to the pending merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risks associated with the business of KFN, including the general volatility of the capital markets, terms and deployment of capital, volatility of the KFN share price, changes in the asset management industry, interest rates or the general economy, underperformance of KFN’s assets and investments and decreased ability to raise funds and the degree and nature of KFN’s competition.  KFN does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law.  Additional information about risk factors affecting KFN is available in KFN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013, and other filings with the SEC, which are available at www.sec.gov.